

February 2, 2011

Sal Perisano
Chief Executive Officer
iParty Corp.
270 Bridge Street, Suite 301
Dedham, Massachusetts 02026

>   **Re: iParty Corp.**
>   **Form 10-K for the Fiscal Year Ended December 26, 2009**
>   **Filed March 23, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 21, 2010**
>   **File No. 001-15611**

Dear Mr. Perisano:

We have reviewed your response to the above filing filed on January 19, 2011 and have the following comment.

Definitive Proxy Statement on Schedule 14A filed April 21, 2010

Executive Compensation, page 19

Summary Compensation Table, page 20

1. We note your response to comment 13 in our letter dated December 17, 2010. Please confirm to us that in your 2011 Proxy Statement, you will provide the correct 2008 compensation amounts for each of your named executive officers.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me at (202) 551-3720 with any questions.

>   Sincerely,

>   /s/ H. Christopher Owings

>   H. Christopher Owings
>   Assistant Director

cc: Thomas Brennan, Esq.
    Posternak Blankstein & Lund LLP